Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


        On April 24, 2000, NiSource distributed the "New Directions" newsletter to its employees. The newsletter included news and information on NiSource's merger with Columbia, as well as a question and answer sheet for employees regarding the merger. The text of the newsletter is set forth below.


                Text of "New Directions" Employee Newsletter
                               April 24, 2000


   April 24, 2000                                            Vol. 1 No. 1

                               NEW DIRECTIONS

   NISOURCE LAUNCHES MERGER PUBLICATION

        Welcome to the introductory issue of NEW DIRECTIONS, a publication for NiSource employees that will disseminate news and information about the NiSource/Columbia merger. NEW DIRECTIONS will be published on the intranets of all NiSource companies on an as-needed basis throughout the merger integration process. Columbia Energy Group's employees will receive the same news and information via POWERHOUSE, Columbia's employee publication.

        If you have questions about the merger or ideas for NEW
   DIRECTIONS, please send them to the e-mail address, newdirections@nisource.com or leave a message at 877-647-5990.


   OF LEGENDS AND LEGALESE

   What ARE those statements, anyway?

        When NiSource and Columbia employees recently received a letter from the companies' two chairmen, they may have wondered about the attachment containing a pair of lengthy legal statements, also printed on page 3 of NEW DIRECTIONS.

        These statements -- referred to as legends -- must be included in all merger-related information distributed publicly, including material provided to employees. This is in accordance with federal securities law.

        Under U.S. Securities and Exchange Commission (SEC) rules, companies cannot promote a transaction from the time they sign an agreement until the mailing of a proxy statement. Realizing that the rule actually prevented shareholders from receiving adequate information about a transaction, the SEC amended its regulations Jan. 24 to permit more open communication.

        While companies can still choose to operate under the previous, more restrictive regulation, NiSource and Columbia have opted for more open communication under the new rules. This option carries two requirements: 1.) print a legend on each document urging readers to also consult the official proxy statement/prospectus for further information; and 2.) file each document with the SEC on the day it is first communicated by the companies to make the information available to all shareholders and potential investors.

        The "forward-looking statements" legend alerts readers that although the companies may make projections or state expectations within a document, some factors--including many that are outside of the companies' control--may cause the companies to fail to achieve projected results and expectations. Readers are advised to keep those risk factors in perspective when reviewing the document.


   NISOURCE, COLUMBIA SET MEETINGS TO VOTE ON MERGER

        NiSource Inc. and Columbia Energy Group announced today that they have scheduled shareholder meetings to consider the merger of the two companies.

        NiSource will hold its annual meeting Thursday, June 1, 2000, at 10:00 am at the Capitol Theater in Columbus, Ohio. Columbia will hold a special meeting of shareholders to vote on the merger on Friday, June 2, at 2:00 pm at the PNC Bank Center in Wilmington, Del.


   QUESTIONS AND ANSWERS RELATING TO THE NISOURCE COLUMBIA MERGER

        This question-and-answer article addresses some of the questions that employees have been asking following the announcement that NiSource Inc. and Columbia Energy Group have agreed to merge.

   1.   WHERE WILL THE HEADQUARTERS FOR THE COMBINED COMPANY BE LOCATED?

        The corporate offices will be in Merrillville, Indiana. However, just as NiSource did with its acquisitions of Bay State Gas Company and IWC Resources, the headquarters of Columbia's core operations will remain in place.

   2. WHY DO WE NEED TO FORM A NEW HOLDING COMPANY FOR THIS TRANSACTION AND WHAT WILL IT BE CALLED?

        One of the key benefits of forming a new holding company is that NiSource can provide a tax benefit to Columbia shareholders who elect to exchange their Columbia shares for the new holding company stock. The new holding company will carry the NiSource name.





   3. IS IT TYPICAL FOR A COMPANY THAT ANNOUNCES A MAJOR ACQUISITION TO EXPERIENCE A DECLINE IN ITS STOCK PERFORMANCE?

        Yes, investors need time to understand the value of the deal in order to exhibit their confidence in the merger. Two other energy companies recently saw similar reaction on Wall Street. Dominion Resources' stock price fell after announcing the acquisition of CNG. Key Span's stock dropped 31 percent after it announced the purchase of Eastern Enterprises and Energy North.

   4.   WHAT ARE THE NEXT STEPS TOWARD COMPLETING THIS DEAL?

        This merger requires shareholder approval as well as the approval of various state and federal regulatory agencies. We expect this process to be completed by the end of the year.

   5.   WILL THERE BE ANY ASSET SALES AS A RESULT OF THIS MERGER?

        One key benefit of the merger is that there are no overlapping assets. However, the companies have targeted more than $1 billion in asset sales in order to strengthen the combined company's balance sheet. The companies will consider selling those assets that don't fit NiSource's long-term strategy.

   6.   WHAT WILL THE COMBINED COMPANY LOOK LIKE?

        The new NiSource will be the largest natural gas company east of the Rocky Mountains and the second-largest gas company in the United States, based on customers.

   * The combined company will have the second-largest volume of gas sales in the nation, with 911 million cubic feet per day. Sempra Energy, with a reported throughput of 962 million cubic feet per day, has the largest volume of gas sales.

   * The combined NiSource-Columbia organization will have assets that stretch from the Gulf of Mexico, through the Midwest to the Northeast.

   * The company will have access to 30 percent of the U.S. population and 40 percent of U.S. energy consumption.

   * It will have 4.1 million gas, electricity, water, and propane customers located primarily in nine states: Indiana, Kentucky, Maine, Maryland, Massachusetts, New Hampshire, Ohio, Pennsylvania and Virginia.

   * The estimated enterprise value will be $13.7 billion (based on the closing market price for NiSource on Feb. 25 plus the transaction value of Columbia's shares and long-term debt)

   7.   HOW WILL THIS MERGER AFFECT THE STATUS OF UNION BARGAINING
   AGREEMENTS?





        NiSource will, of course, honor all union collective bargaining agreements.

        This newsletter contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties.

        The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties.

        Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource at its web site, www.nisource.com, or from Columbia at its web site, www.columbiaenergygroup.com.

        Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.

   **********************************************************************
     New Directions is produced by NiSource Corporate Communications for all NiSource employees. Questions may be directed to 219-647-6200.
   **********************************************************************

        IN THE NEXT ISSUE OF NEW DIRECTIONS: AN OUTLINE OF THE TRANSITION
   PROCESS